Exhibit (a)(5)(N)

Case 1:99-mc-09999     Document 1108     Filed 11/27/12     Page 1 of 29 PageID #: 64365

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

EMPIRE STATE SUPPLY RETIREMENT	:
PLAN, on behalf of itself and all others	:
similarly situated,	:
:
Plaintiff,	:
:
v.	:
	:	C.A. No.
TITANIUM METALS CORP., PRECISION	:
CASTPARTS CORP., ELIT ACQUISITION	:	JURY TRIAL DEMANDED
SUB CORP., HAROLD C. SIMMONS,	:
KEITH R. COOGAN, GLENN R.	:
SIMMONS, BOBBY D. O’BRIEN,	:
THOMAS P. STAFFORD, STEVEN L.	:
WATSON, TERRY N. WORRELL, and	:
PAUL J. ZUCCONI,	:
:
Defendants.	:

SECURITIES COMPLAINT

Plaintiff, by and through its undersigned counsel, on behalf of itself and all others similarly situated, based upon the investigation made by and through its attorneys, alleges as follows:

SUMMARY OF ACTION

1. Plaintiff brings this action as a class action on behalf of itself and all other public stockholders of defendant Titanium Metals Corporation (“Timet” or the “Company”), and their successors in interest, who have been and are being damaged by the securities laws violations and breaches of fiduciary duties owed to them by defendant Timet and by the members of its Board of Directors (the “Board”): Harold C. Simmons, Keith R. Coogan, Glenn R. Simmons, Thomas P. Stafford, Steven L. Watson, Terry N. Worrell, and Paul J. Zucconi (collectively, the “Individual Defendants” and collectively with Timet, the “Timet Defendants”); and by the misconduct of Precision Castparts Corp. (“PCP”) and its wholly owned subsidiary, ELIT

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Acquisition Sub Corp. (“ELIT” or “Merger Sub”, collectively with PCP, “Precision”)1, in connection with PCP’s proposal to acquire all of the outstanding publicly held shares of Timet for $16.50 per share (the “Proposed Acquisition”), for a total purchase price of approximately $2.9 billion by means of an all cash tender offer (the “Tender Offer”) and second step merger, after which Merger Sub will be merged with and into the Company. The Company’s public shareholders are compelled to either accept the proposed Tender Offer and tender their shares or be cashed out in the anticipated second stage merger.

2. Precision and the Individual Defendants have violated Section 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. § 78n(e), and the Rules promulgated thereunder by the United States Securities and Exchange Commission (“SEC”), by soliciting the tender of Timet shares under false pretenses through materially false and misleading tender offer statements disseminated to Timet shareholders.

3. Plaintiff and the Class seek to obtain compliance with tender offer and fiduciary obligations and to enjoin the tender offer and/or the closing contemplated in connection with the Proposed Acquisition. Alternatively, Plaintiff and the Class seek rescission and damages in the event the aforesaid transaction is consummated, resulting from the violations by the Defendants and breaches of trust and fiduciary duties to the Company’s public shareholders by Timet’s officers and directors.

4. Furthermore, having determined to sell the Company, the Timet Defendants were required to maximize the price obtained for its shares and, at a minimum, put the Company up for auction to the highest bidder through an impartial and untainted bidding process. The

[1]	The Timet Defendants and Precision are collectively referred to as the “Defendants.”

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Proposed Acquisition and the acts of the Defendants as alleged herein constitute self-dealing, deception, overreaching, a breach of the fiduciary duties owed to Timet’s public stockholders and/or the aiding and abetting thereof by the defendants, causing damage to Plaintiff and the Class. Furthermore, the Defendants have sought to conceal these breaches by misrepresenting matters in the tender offer documents disseminated to solicit Timet shareholders’ tender of their shares.

5. Precision has aided the Timet Defendants in the latter’s breaches of their fiduciary duties of care, loyalty, good faith and fair dealing by abusing the control reposited in them by virtue of their high level positions, all to benefit their own interests at the detriment of the Company’s public shareholders. Precision knew of the fiduciary duties owed by the Timet Defendants to Plaintiff and the Class and that the transaction agreement is in violation of those fiduciary duties, but facilitated, encouraged and provoked the transaction nevertheless. As such, Precision has aided and abetted the breaches of fiduciary duties by the Timet Defendants. Furthermore, as participants in the transaction and named entities in the proxy, the Defendants are primarily liable for the securities laws violations complained of herein.

JURISDICTION AND VENUE

6. This Court has jurisdiction over the subject matter of this action pursuant to:

1. Section 27 of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. § 78aa, 28 U.S.C §§ 1331 and 1337, in that defendants have committed unlawful acts in violation of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and have done so by the use of the means of interstate commerce and the mails;

2. 28 U.S.C. § 1332, because there is complete diversity of citizenship between the Plaintiff and Defendants as to the state law claims for breach of fiduciary duties and the amount in controversy, inclusive of punitive damages and attorneys’ fees, sought in this action exceeds $75,000, exclusive of interest and costs; and

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3. 28 U.S.C. §1367, under principles of supplemental jurisdiction

7. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

8. Venue is proper in this district pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1391(b) and (c). Timet is a Delaware corporation.

THE PARTIES

9. Plaintiff Empire State Supply Retirement Plan is and has been a stockholder of the Company at all times relevant to the allegations herein and is a New York entity.

10. Defendant Timet is a corporation duly organized and existing under the laws of the State of Delaware. Its principal executive offices are located at 5430 LBJ Freeway, Suite 1700, Dallas, Texas. It is one of the world’s leading producers of titanium melted and mill products. PCP is one if its largest customers. The Company’s stock is publicly traded on the NYSE under the symbol “TIE.”

11. Defendant PCP is an Oregon corporation and maintains its principal executive offices at 4650 SW Macadam Avenue, Suite 400, Portland, Oregon. PCP manufactures and sells metal components and products worldwide. Its stock is publicly traded on the NYSE under the symbol “PCP.”

12. Defendant ELIT is a Delaware corporation and a wholly owned subsidiary of PCP formed for the sole purpose of consummating the merger. Upon completion of the Proposed Acquisition, ELIT will survive the merger as the sole owner and parent company of Timet.

13. Defendant Harold C. Simmons (“Simmons”) has been Chairman of the Timet Board since November 2005 and is the majority shareholder of Timet, controlling over 54% of

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the outstanding shares both directly and through various trusts, or related entities. Those entities, of which Simmons is a controlling shareholder, include several public companies: Kronos Worldwide, Inc. (“Kronos”), Valhi, Inc. (“Valhi”), CompX International, Inc. (“CompX”) and NL Industries (“NL”). Simmons served as the Company’s Chief Executive Officer (“CEO”) from 2005 to 2006 and as Vice Chairman of the Board from 2004 to 2005. He has been an executive officer and/or director of various companies related to Valhi since 1961.

14. Simmons also controls substantially all of the voting shares of Contran Corporation (“Contran”), which is the parent corporation of the consolidated tax group that includes Valhi, NL and CompX. All of Contran’s outstanding voting stock is held by Simmons or his relatives or trusts over which Simmons has control. Contran owns 100% of Dixie Rice, which in turn, owns 100% of the shares of Valhi Holdings Company (“VHC”). In addition, Simmons is the Chairman of the Board and Chief Executive Officer of NL, and is the Chairman of the boards of Valhi, VHC, Kronos, Dixie Rice and Contran.

15. Valhi owns approximately 50% of the outstanding common stock of Kronos, and NL owns approximately 30% of Kronos’ outstanding stock. In addition, Valhi owns approximately 83% of NL’s outstanding common stock. NL owns 87% of CompX stock. Therefore, Simmons is the controlling shareholder of Kronos, NL, and CompX.

16. Simmons controls a significantly higher percentage of the shares of some of the other related companies than he controls of Timet. For example, he controls approximately 95% of Valhi, 86% of NL, and 86% of CompX.

17. Defendant Keith R. Coogan (“Coogan”) has served on the Board since 2006 and is currently a member of its audit, management development and compensation and nominations committees. He also is a director of Kronos, for which he serves on the audit and management development committees. Coogan was a director of CompX from 2002 to 2006 and Keystone

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Consolidated Industries, Inc. (“Keystone”) from 2003 to 2005. Notwithstanding the foregoing conflicts and interrelationships with other companies controlled by Simmons, Coogan served as Chairman of the Special Committee of the Company Board.

18. Defendant Glenn R. Simmons (“G. Simmons”) has served on the Board since 1999. Since 1987, he has been the Vice Chairman of the Board of Valhi and Contran. He is also a director of NL and Kronos, and the Chairman of the board of Keystone and CompX. He is Simmons’ brother and has been an executive officer and/or director of various companies related to Valhi and Contran since 1969.

19. Defendant Bobby D. O’Brien (“O’Brien”) has served as Timet’s President since 2007 and as CEO since 2009. O’Brien served as the Company’s Executive Vice President and Chief Financial Officer from 2006 to 2007 and as Vice President prior to 2006. He is also the CFO of Contran.

20. Defendant Thomas P. Stafford (“Stafford”) has served on the Board since 2006, and previously served as a director from 1996 to 2003. Like G. Simmons, he is also a director of NL, serving as a member of its audit and management development committees. Stafford has also previously served at various times on the boards of directors of other companies affiliated with Simmons over a period of more than twenty years, in addition to having been a principal of a consulting firm retained by a company affiliated with Simmons in connection with a proxy contest and receiving approximately $300,000 in fees. Notwithstanding the foregoing conflicts and interrelationships with other companies controlled by Simmons, Stafford served as a member of the Special Committee of the Timet Board.

21. Defendant Steven L. Watson (“Watson”) has served as the Company’s Vice Chairman since 2005, and has been on the Board since 2000. Since 2006, he has been Timet’s Chief Executive Officer. As such, Watson is dependent on Simmons for his livelihood. Watson

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has also served as the chief executive officer and vice chairman of Kronos, an entity for which G. Simmons, Coogan and Simmons have acted as directors or executives; the president and a director of Valhi; and a director of CompX and NL. Watson is also the President of Contran.

22. Defendant Terry N. Worrell (“Worrell”) has been on the Board since 2007, and had previously served on the Board in 2003. He is currently a member of Timet’s audit, management development and compensation and nominations committees. He has served as a director of NL since 2003, and has served on its audit, management development and compensation committees. He further serves as a trustee of the Children’s Medical Foundation of Texas, to which Simmons has pledged millions of dollars. He is also a member, together with Defendant Simmons - who is sole trustee - of the investment committee for The Combined Master Retirement Trust (the “CMRT”), a trust sponsored and directed by Contran to administer employee defined benefit plans for all executive officers of Contran and its entities. Worrell served as a member of the Special Committee of the Timet Board from its formation until October 18, when he was disqualified.

23. Defendant Paul J. Zucconi (“Zucconi”) has been on the Board since 2002 and is a member of its audit committee. He is also a member of the Special Committee.

24. Each of the Individual Defendants who are officers and/or directors of Timet are liable as direct or indirect participants in the wrongs complained of herein. These defendants, because of their positions of control and authority as participants, executive or operating officers and/or directors of the Company, were able to and did, directly or indirectly, control the conduct of Timet’s business and employees or abdicated their functions in connection with the disclosure and other violations set forth herein. In addition, all of the director and PCP defendants participated in the preparation, approval and filing of the materially misleading tender offer documents and other statements made to Timet shareholders.

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25. Each of the defendants who are officers and/or directors of Timet owe to Timet’s shareholders the highest duty of loyalty, honesty and care in conducting its affairs in a lawful manner. The Individual Defendants breached their fiduciary duties to Timet’s shareholders by knowingly, purposefully, deliberately, willfully, culpably, recklessly or negligently committing, causing, permitting to be committed, or ratifying, the acts and/or tender offer statement misrepresentations and/or omissions complained of herein.

26. Each of the Individual Defendants, by reason of their management positions and/or their membership on Timet’s Board of Directors, are controlling persons of Timet and have the power and influence, and exercised the same, to cause Timet to engage in the wrongful practices complained of herein.

27. Plaintiff, on behalf of the Class, alleges that the Class is also entitled to the relief requested herein because, having decided to sell the Company, the Individual Defendants, who constitute Timet’s Board of Directors, were required to put it up for auction to the highest bidder, and because the Proposed Acquisition and the acts of defendants in connection therewith, as alleged herein, constitute self-dealing, deception, overreaching and a breach of the fiduciary duties owed to Timet’s public stockholders by the defendants.

28. By reason of their senior or directorial positions with the Company, the Individual Defendants are in fiduciary relationships with Plaintiff and the other public stockholders of the Company and owe to them the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure. By reason of the positions which they occupy, the Individual Defendants are in possession of information concerning the financial condition and prospects of the Company, and especially the true value of the Company and its assets which they have not disclosed to and continue to conceal from Timet public stockholders. If the concealed information concerning the true value of the Company had been made known, it would indicate

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that the Company is worth considerably more than stockholders are to be paid in the Proposed Acquisition. As is set forth below, the Individual Defendants have also breached their fiduciary duties to the Company’s public stockholders by not conducting an untainted auction for the Company, by constituting the Special Committee with board members who are conflicted and incapable of rendering disinterested and independent judgment, and by entering into the significant breakup fee agreement with PCP. The breakup fee agreement was, upon information and belief, entered into in violation of law in that it is a penalty and bears no relationship to actual damages that may be suffered.

CLASS ACTION ALLEGATIONS

29. Plaintiff brings this class action pursuant to Rules 23(a) and (b)(2) and/or (b)(3) of the Federal Rules of Civil Procedure on behalf of itself and all other similarly situated owners of the publicly-traded securities of Timet (the “Class”). Excluded from the Class are Defendants, any entity in which a defendant has a controlling interest and any of the Defendants’ subsidiaries, affiliates, and officers, directors or employees, and any family member, legal representative, heir, successor, or assignee of defendants.

30. The Class is so numerous that joinder of all members is impracticable. The number and identity of the members of the Class of Timet securities can be ascertained from the books and records of the Company and/or its agents. As of November 16, 2012, there were 175,061,774 shares of Timet common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the United States.

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31. There are many questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

1. whether Defendants participated in and/or pursued a course of conduct complained of herein by making solicitations by means of a tender offer containing statements that, at the time and the circumstances under which they were made, omitted to state material facts necessary in order to make the statements therein not false or misleading;

2. whether Defendants’ acts, as alleged herein, violated the federal securities laws, specifically Section 14(e) of the Securities Exchange Act of 1934 and the rules promulgated thereunder;

3. whether the Defendants acted knowingly, purposefully, deliberately, willfully, culpably, recklessly, or negligently, in disseminating the tender offer documents which omitted to disclose material facts relating to the business, earnings, profitability, financial condition and prospects of Timet;

4. whether the Individual Defendants, singly or in concert, engaged in the aforesaid conduct, and/or intentionally breached and/or recklessly disregarded their fiduciary duties of loyalty, care and good faith to the Class;

5. whether the Individual Defendants abused the control reposited in them by virtue of their high-level positions in the Company and have engaged in a plan and scheme to deceive the public stockholders of Timet and to enrich themselves at the expense of the Company’s public stockholders;

6. whether the Individual Defendants are lawfully entitled to the special privileges which they have secured only for themselves – and not Timet’s public stockholders – in connection with the consummation of the Proposed Acquisition;

7. whether the breakup fee granted to PCP is unlawful and is in fact a penalty which is in violation of law;

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8. whether the Defendants have failed fully to disclose the value of the Company’s assets and future financial benefits which they expect to derive from the Company;

9. whether the Individual Defendants failed or refused to seek or negotiate in good faith with potential purchasers who could offer a higher price for the shares of the Company;

10. whether Plaintiff and the other members of the Class would be irreparably damaged if the Proposed Acquisition complained of herein were consummated;

11. whether consummation of the Proposed Acquisition should be enjoined;

12. whether the members of the Class have sustained damages and, if so, what is the proper measure of damages; and

13. whether the PCP defendants have aided and abetted the breaches of fiduciary duties by the Individual Defendants.

32. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

33. The likelihood that individual members of the Class will prosecute separate individual actions is remote due to the burden and expense of prosecuting litigation of this nature and magnitude. Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

34. Certification of the Class is also appropriate under Fed. R. Civ. P. 23(b)(2) because the defendants have acted in concert and have failed to uphold those duties which are generally applicable to the Class as a whole, thereby making appropriate final injunctive relief with respect to the Class as a whole.

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35. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

TIMET’S BOARD OF DIRECTORS IS NOT DISINTERESTED

36. Simmons, as Timet’s Chairman and controlling shareholder, with the acquiescence of Timet’s Board, which Simmons controls, has engaged in a long standing pattern and practice of self-dealing, while failing to disclose such transactions to Timet’s shareholders. In doing so, not only have Simmons and the Board breached both the Company’s policies concerning related party transactions and their fiduciary duties, they have made it abundantly clear that they are not acting as independent, disinterested parties. To the contrary, their actions are predominately to further their own selfish interests, at the expense of Timet’s public shareholders.

37. Such related transactions include at least the following transactions:

1. A below market rate loan made by Timet to Contran;

2. A separate, below market rate credit facility made by the Company to Contran that was never approved by the Company’s “independent directors”;

3. A below market rate loan to CompX;

4. A group risk management program in which the Company and several Simmons related parties participated;

5. The Company’s purchase of utility services from a related party that was never approved by the Company’s independent directors;

6. The Company’s participation in an information technology program run by Contran, that was never approved by the Company’s independent directors;

7. Self-dealing transactions with Valhi; and

8. Self-dealing transactions with NL.

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38. As a consequence of these related party transactions, the value of Timet was diminished and, thus, its stock value depressed. For the most part, Simmons owns a substantially greater percentage of Contran shares than Timet shares so that these related party transactions inured to his benefit. Most of these transactions were blindly approved by the Board – almost all of whom are Simmons’ cronies and sit on the boards of his related companies.

SUBSTANTIVE ALLEGATIONS

Background

39. On February 29, 2012, Timet issued a press release announcing its fourth quarter and full year 2011 financial results. The Company’s net income attributable to common stockholders was $28.6 million, or $0.16 per diluted share, for the quarter that ended December 31, 2011, compared to $23.3 million, or $0.13 per diluted share, for the quarter that ended December 31, 2010. Net income attributable to common stockholders for the year that ended December 31, 2011 was $114.0 million, or $0.64 per diluted share, compared to $80.6 million, or $0.45 per diluted share for the year ended December 31, 2010. The Company’s net sales were $258.7 million for the fourth quarter of 2011 compared to $217.3 million for the fourth quarter of 2010, and full year net sales were $1,045.2 million in 2011, compared to $857.2 million in 2010. The Company’s shipment volumes increased for mill products for the fourth quarter and full year of 2011, reflecting improved demand within the commercial aerospace sector as manufacturing activity and inventory levels within the supply chain continued to increase and improved demand for certain industrial products.

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40. Operating income for the fourth quarter of 2011 was $44.5 million, compared to $33.9 million during the same period in 2010, and operating income for 2011 was $174.6 million, compared to $120.8 million during 2010. Individual Defendant O’Brien, the Company’s President and CEO, stated:

Demand for our products has been strong throughout the year, with record shipments of both melted and mill products. Our commercial aerospace customers have significantly increased their purchasing activity throughout the year due to increasing build rates for legacy and next generation models and replenishment and growth of inventory to support the estimated timelines for fleet replacement and aircraft production. Order activity has continued to increase into 2012, with backlog at the end of 2011 approximately 33% higher than end of 2010.

During the year, we continued expanding and extending our long term supply agreements with many of our customers including Boeing, Rolls Royce, Pratt & Whitney, GE Aircraft Engines, Sikorsky and others, in most cases extending these agreements through 2017 or 2020. These agreements continue to secure a significant share of the titanium requirements for the aerospace market and provide us with major positions on key growth platforms such as the Boeing 787, Airbus A380 and A350 XWB, Boeing 737 MAX and Airbus A320 NEO and JSF. Many of these agreements also include joint technology research cooperation agreements, making TIMET a preferred partner in the development of new titanium technology applications for these customers’ current and future programs.

We also continue to enhance our production capacities and capabilities and extend our product technology. In the fourth quarter of 2011, we acquired certain assets, intellectual property and knowhow that will provide the capability to manufacture high quality titanium and other specialty alloy PREP® powder. Construction is underway to upgrade and install the equipment, and we expect the powder facility to be operational by the second half of 2012. With the acquired assets and our existing technical resources and industry expertise, TIMET will develop a unique capability to consistently produce high quality titanium powder that our customers require to efficiently achieve near-net-shape manufacturing of complex parts. We have also commissioned the addition of a plasma cold hearth melt furnace at our facility in Morgantown, Pennsylvania, currently expected to be completed in 2013. The plasma melting technology will enhance our capabilities to meet the growing demand for complex, high temperature alloys utilized more extensively in new generation aircraft engines and will complement our extensive electron beam and vacuum arc remelt capabilities.

Strong commercial aircraft order backlog, together with continued development and production of next generation aircraft and the reintroduction of legacy aircraft with new fuel efficient engines, signal that the industry has entered the sustained growth period that industry experts have forecasted. The most recent industry forecast indicates record aircraft deliveries in each of the next three years and a record number of total aircraft expected to be produced over the next 10 years. We believe that the financial strength and operating flexibility we have established over the past several years position us to take advantage of these opportunities.

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41. On May 8, 2012, the Company announced its first quarter 2012 financial results. Among other things, the Company reported net sales of $276.7 million, compared to $252.0 million for the first quarter of 2011. Individual Defendant O’Brien commented on the Company’s financial results as follows:

The continued development and production of next generation aircraft, combined with the resurgence in orders for recently reintroduced legacy models with new engines engineered for improved fuel efficiency and a strong OEM order backlog, are indicators that our industry has entered the sustained growth period forecasted by industry experts. Aircraft deliveries over a longer time horizon are also expected to remain strong as fuel efficiency and expansion of the global fleet in developing areas, such as Asia, the Middle East and South America, support future demand. Based on current industry dynamics, we expect continued strong commercial aerospace mill product deliveries for the remainder of the year and foreseeable future.

We have been successful over the past several years in establishing significant manufacturing and raw material flexibility and cost efficiencies throughout our manufacturing processes and together with the benefit of our customer longterm agreements, believe these core strengths will serve us well in the current environment of strong demand.

42. On August 8, 2012, the Company issued a press release announcing its second quarter 2012 financial results. Among other things, Timet reported net sales of $281.7 million for the second quarter of 2012, compared to $272.0 million for the second quarter of 2011. Individual Defendant O’Brien commented:

We remain confident in a sustained growth pattern over the next several years in the commercial aerospace sector as the projected timelines for global fleet replacement and expansion are expected to generate significant titanium demand for our business in the years to come. Temporary fluctuations in inventory levels in the aerospace supply chain and the project oriented demand from the industrial sector may periodically impact our near term demand, but we believe our customer supply agreements, which secure major positions on the engines and structures for key growth platforms, will bolster our core aerospace business for the foreseeable future. To position ourselves for the expected demand growth under these platforms as the global fleet expands in developing areas, such as Asia, the Middle East and South America, we have initiated several capital projects to increase melt capacity and improve efficiency at certain facilities in the U.S. and abroad with completion expected within the next two years.

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Our significant manufacturing and raw material flexibility and cost efficiencies throughout our manufacturing processes, together with the benefit of our customer long term agreements, will allow us to efficiently manage our cost structure and production levels to maximize returns in the current environment of strong demand.

The Proposed Acquisition

43. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan or scheme and/or aiding and abetting one another, have, in total disregard of their respective fiduciary duties and in violation of the federal securities laws, pursued a plan to benefit themselves and to mislead the Company's public stockholders in connection with soliciting their tender of Timet shares by concealing material terms, considerations, and evaluations relating to the Proposed Acquisition, and to divest Plaintiff and the other members of the Class of their investments in the Company at a grossly inadequate price and as a result of unfair dealing.

44. On November 9, 2012, the Company announced that it had entered into a definitive merger agreement (the “Merger Agreement”) with PCP, one of its major customers.

45. Under the terms of the Merger Agreement, PCP has agreed to acquire all the Company’s outstanding shares of common stock by way of a tender offer commencing on November 20, 2012, in a transaction that is due to close by year end.

46. Under the terms of the Merger Agreement, PCP commenced a tender offer on November 20, in order to acquire all shares of the Company other than those held by Simmons’ entity Contran, for $16.50 per share, an acquisition price which is based upon a stock price that has been depressed by Simmons’ self-interested and unfair transactions. To the extent that any shares are not tendered, PCP agreed to engage in a second step merger at the same price. The Proposed Acquisition is subject to the tender by a majority of the minority of shareholders. Contran has already agreed to tender its 45% of Timet’s shares.

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47. The Proposed Acquisition was purportedly negotiated by a special committee of supposed independent Board members — although every Board member is beholden to Simmons or otherwise conflicted and thus none of the Board members could be considered independent.

48. The Proposed Acquisition offers shareholders significantly less than the more than $20 per share price at which the stock has traded over even the past two years.

49. Although the Merger Agreement has a 45-day “go shop” provision, given Simmons’ and the Boards’ self-interest to have a transaction completed before year end, such a go shop provision is illusory.

50. On November 14, 2012, Timet filed a Form 8K/A with the SEC, attaching as Exhibit 2.1 the Merger Agreement. To the detriment of the Company’s shareholders, the terms of the Merger Agreement substantially favor Precision and are calculated to unreasonably dissuade potential suitors from making competing offers.

51. For example, although Section 6.2(a) allows the Company to solicit parties for forty-five days following the signing of the Merger Agreement, upon expiration of the “go shop” period, a strict “no solicitation” provision takes effect. Pursuant to Section 6.2(b) of the Merger Agreement, the Company must “immediately cease” negotiations and discussions with other parties. Section 6.2(b) prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals.

52. Further, pursuant to Section 6.2(d) of the Merger Agreement, the Company must provide “a reasonably detailed written description” to Precision, within twenty four hours, of any proposals or inquiries received from other parties, including, inter alia, the identity of such other party. Thereafter, the Company must keep Precision “informed in writing on a reasonably current basis . . . of any material changes to the terms thereof.”

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53. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Acquisition under extremely limited circumstances, and grants Precision a “matching right” with respect to any “Superior Proposal” made to the Company.

54. Further locking up control of the Company in favor of Precision is Section 8.3 of the Merger Agreement, which requires the Company to pay Precision a termination fee of $45.5 million during the go shop period and $101 million thereafter if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties. Moreover, in certain circumstances, the Company may be required to pay Precision out of pocket costs and expenses in an amount of up to $5 million.

55. By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Acquisition and have precluded other bidders from making successful competing offers for the Company.

56. Additionally, the Company’s principal shareholders, Contran and certain of its affiliates, which are controlled by Individual Defendant Simmons2 and collectively hold

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approximately forty five percent of the outstanding shares of Timet common stock, have entered into a support agreement (the “Support Agreement”), committing to tender their shares in the Tender Offer. Accordingly, forty five percent of the Company’s shares are already locked up in favor of the Proposed Acquisition.

57. The consideration to be paid to Plaintiff and the Class in the Proposed Acquisition is unfair and inadequate because, among other things, the intrinsic value of Timet is materially in excess of the amount offered in the Proposed Acquisition.

58. The Proposed Acquisition will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

59. As a result, the fiduciary duties owed to the Company’s public shareholders have been breached because the shareholders will not receive adequate or fair value for their Timet common stock in the Proposed Acquisition.

60. Thus, Plaintiff brings this action on behalf of all shareholders who are and will be damaged if this Proposed Acquisition is allowed to proceed.

MISLEADING NATURE OF THE 14D-9

The 14D-9 fails to disclose material information regarding the sales process

61. On November 20, 2012, in order to assure that Timet’s shareholders tender their shares, Defendants filed the materially misleading 14D-9 in contravention of §§ 14(d), (e), and 20(a) of the Exchange Act, Rule 14D-9, and the Individual Defendants’ duties of candor and full

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disclosure. The 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information which renders shareholders unable to make a fully informed decision as to tendering their shares regarding the Proposed Acquisition.

62. The 14D-9 fails to disclose the merger’s impact on Timet’s product supply agreements and other business conducted between Timet and PCP’s subsidiaries, whether provided by or to Timet.

63. The 14D-9 fails to disclose the bases for PCP’s commencement and abandonment of its 2009 discussions concerning a strategic combination with the Company.

64. The 14D-9 fails to disclose the bases underlying the per share valuation of the Company’s stock during the 2009 discussions of a strategic combination with PCP.

65. The 14D-9 fails to disclose why the Company and/or Defendants O’Brien, Watson and Simmons failed to inform the entire Board of PCP’s first offer on September 21, 2012, to purchase the Company’s stock held by Contran and its affiliates, why this offer was not made to all shareholders of the Company’s stock, and why O’Brien and Watson responded “that they were only authorized to speak for Contran as Contran officers, and not as officers of Timet.”

66. The 14D-9 does not disclose why Defendants O’Brien, Watson and Simmons believed that an auction of Timet or an alternative strategic transaction would not be beneficial if commenced immediately at the end of September 2012 or early October 2012.

67. The 14D-9 fails to disclose the bases discussed for PCP’s initial offer to purchase the Company’s shares for “up to $17.50 per share.”

68. The 14D-9 fails to disclose why the Board was not apprised of: Defendants’ O’Brien, Watson and Simmons’ contacts with PCP on October 3, 4, or 5, 2012; why O’Brien, Watson and Simmons proposed a two-step share purchase comprised of an initial sale of Contran and its affiliates’ shares of the Company, followed by a tender offer for the public shares; and why PCP upped its initial offer of “up to $17.50” to $18.50 per share on October 5.

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69. Moreover, the 14D-9 fails to disclose why, sometime between October 8-10, 2012, formation of a Company board committee was suggested to be limited only to an evaluation of the transaction, and not the negotiation thereof, and who made that suggestion.

70. The 14D-9 fails to disclose the factors or criteria learned by Precision on or about October 20, 2012, which caused it to communicate to the Special Committee its desire to revisit its preliminary acquisition price of $18.50 per share, and the reason it was revised down to $15.75 per share.

71. The 14D-9 fails to disclose why Timet waited from October 11 until October 18, 2012, to acknowledge Defendant Worrell’s conflict of interest based on his position on the investment committee for the CMRT.

72. The 14D-9 fails to disclose why the Company maintained incomplete projections for the fourth quarter of 2012 and beyond. Although Timet maintained projections known as “Management Case A” and “Management Case B” projections, it did not maintain projections known as “Management Case C,” which was only hastily prepared after PCP reduced its initial purchase price offer, was then prematurely transmitted prior to receiving authorization for transmission from the Special Committee, and which itself did not even contain full projections going out to 2015, as was the case with the Management Case A and B projections.

73. The 14D-9 fails to disclose any details concerning the basis of why the Special Committee failed to engage an independent financial advisor from its formation on October 11 until October 26, 2012, well after financial due diligence material was transmitted to PCP and after PCP had reduced its offering price per share to $15.75.

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74. The 14D-9 fails to disclose whether the Special Committee’s outside counsel was requested to deliver an opinion regarding the independence of the Special Committee in light of the conflicts of each of its members, nor whether such an opinion was delivered or rejected.

75. The 14D-9 fails to disclose why the Special Committee abandoned the interests of the public shareholders of the Company on October 29, 2012, when it instructed its outside counsel to negotiate a reduction in the tender condition of 90% participation to a majority of Timet shares not held by Contran and its affiliates. Moreover, the 14D-9 misrepresents that the overwhelming interests of public stockholders would be protected in the transaction if a mere majority of Timet shares not held by Contran and its affiliates were tendered, as opposed to the requirement as of October 29, 2012, that 90% of them tender. It also fails to disclose who suggested this anomalous result and why it was being advanced.

76. The 14D-9 fails to set forth the reasons behind the Company financial advisor’s inclusion of Defendant PCP as one of the companies in its comparable companies analysis.

77. The 14D-9 fails to disclose why no negotiations over the consideration in the form of stock or stock/cash to be paid by PCP was undertaken and whether the failure to do so discouraged PCP from raising its bid or would discourage other bidders from doing so.

COUNT I

(Violations of Exchange Act § 14(e) And the Rules Promulgated

Thereunder Brought Against All Defendants)

78. Plaintiff incorporates and re-alleges each and every allegation set forth above as if fully set forth herein.

79. Plaintiff brings this claim individually and not on behalf of the class.

80. Section 14(e) prohibits the dissemination of materially false and misleading statements “in connection with a tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.” 15 U.S.C. § 78n(e).

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81. Individually and in concert, the Defendants have made statements in the 14D-9 with the intention of soliciting shareholder support for the Proposed Acquisition that, in violation of Section 14(e) of the Exchange Act, at the time and in the circumstances under which they were made, omitted to state material facts necessary in order to make the statements therein not false or misleading.

82. By reason of the foregoing, the Defendants have violated Section 14(e) of the Exchange Act.

83. The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff will be deprived of its right to make a fully informed decision of whether to tender its shares in support of the Proposed Acquisition if such misrepresentations and omissions are not corrected prior to the close of the tender on the Proposed Acquisition.

COUNT II

(Brought Individually Against the Individual Defendants for Violation of § 20(a))

84. Plaintiff incorporates and re-alleges each and every allegation set forth above as if fully set forth herein.

85. The Individual Defendants are each controlling persons of the Company within the meaning of § 20(a) of the Exchange Act. Specifically, each of the Individual Defendants had the power and authority to cause the Company to engage in the wrongful conduct complained of herein by reason of the fact that, as directors and/or officers of the Company, each participated in the day-to-day affairs of the Company in connection with the events leading to the Proposed Acquisition and the subsequent filing of the 14D-9, in violation of Section 14(e) of the Exchange Act.

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86. As controlling persons of Timet, the Individual Defendants are jointly and severally liable to Plaintiff for the violations complained of herein.

COUNT III

(Against The Individual Defendants For Breach of Fiduciary Duty)

87. Plaintiff incorporates and re-alleges each and every allegation set forth above as if fully set forth herein.

88. By virtue of the interconnecting and mutually beneficial professional relationships and affiliations of the Individual Defendants to Simmons and entities that he controls, Defendants Coogan, G. Simmons, Stafford, Watson, Worrell, and Zucconi have divided loyalties and, as a result, are incapable of making an independent, impartial and fair evaluation of the facts and circumstances surrounding the Proposed Acquisition, to the detriment of the Class.

89. The foregoing circumstances create a conflict of interest at odds with the Individual Defendants’ fiduciary obligations to be faithful to Timet’s public shareholders and not elevate their own personal interests over those of Timet’s public shareholders.

90. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have violated their fiduciary duties of good faith, loyalty, candor and due care at the expense of Plaintiff and other members of the Class.

91. As alleged herein, the Individual Defendants have failed to, inter alia:

1. Adequately consider the Proposed Acquisition, including whether it maximizes shareholder value;

2. Apprise themselves of the true value of the Company, or the benefits associated with pursuing the Proposed Acquisition or an alternative transaction;

3. Engage in a full and fair sale process untainted by conflicts of interest;

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4. Fulfill their fiduciary duty of candor by disseminating a 14D-9 in connection with the Proposed Acquisition that does not contain false and misleading statements and/or omits to state information that is material to Timet’s shareholders’ decisions regarding the Proposed Acquisition; and

5. Otherwise take the steps necessary to comply with their fiduciary duties.

92. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

93. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

1. Undertake an appropriate evaluation of Timet’s value;

2. Evaluate the Proposed Acquisition and other potential transactions;

3. Enable public shareholders to consider the Proposed Acquisition in a fair and non-coercive manner, without the threat of deal protection measures or mechanisms that could preclude or dissuade a value-maximizing transaction;

4. Refrain from favoring the Individual Defendants’ interests over those of the Company’s public shareholders, to, among other things, ensure that conflicts of interest do not unfairly influence the shareholders’ decisions or available options;

5. Disclose all material facts necessary to permit the Company’s public shareholders to make an informed decision with respect to the Proposed Acquisition or any alternate transaction; and

6. Engage an independent and unconflicted committee of shareholders to opine on the fairness of the Proposed Acquisition.

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94. Absent injunctive relief, Plaintiff and the Class will continue to suffer irreparable harm as result of the Individual Defendants' breaches of fiduciary duty, for which Plaintiff and the Class have no adequate remedy at law.

COUNT IV

(For Aiding and Abetting Breaches of Fiduciary Duty Against Timet and Precision)

95. Plaintiff incorporates and re-alleges each and every allegation set forth above as if fully set forth herein.

96. This Count is asserted against Timet and Precision as aiders and abettors of the Individual Defendants.

97. By reason of the above, the Individual Defendants breached their fiduciary duties to Plaintiff and the Class.

98. By reason of the above, Plaintiff and the Class have sustained and will continue to sustain serious damage for which relief is sought in this complaint.

99. Defendants Timet and Precision were aware of the primary violations of the Individual Defendants. With knowledge of the primary violations, they lent substantial assistance to the Individual Defendants in furtherance of their breaches of fiduciary duty and in furtherance of their own interests and not the interests of the Plaintiff and the Class. Timet and Precision are therefore liable to Plaintiff and the Class for aiding and abetting the Individual Defendants in the violations of their fiduciary duties.

100. Plaintiff and the Class have no adequate remedy at law.

COUNT V

(Declaratory and Injunctive Relief)

101. Plaintiff incorporates re-alleges each and every allegation set forth above as if fully set forth herein.

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102. The Court may grant the declaratory and injunctive relief sought herein pursuant to 28 U.S.C. § 2201 and Fed. R. Civ. P. 57 and 65. A substantial controversy exists because Defendants are committing flagrant violations of the federal securities laws during an attempt to take total control of the Company.

103. Unless relief is issued, as a result of their violations of federal securities laws, Defendants may succeed in taking control of the Company without shareholders having the opportunity to evaluate the options before them in a fair and even-handed manner.

104. Injunctive and declaratory relief is required, inter alia, (a) declaring violations of Section 14(e) of the federal securities laws, and (b) prohibiting all further action in connection with the tender offer, including taking down any registered shares tendered in the offer, until (i) Defendants comply fully with the securities laws, (ii) all corrective disclosures are made by Defendants, including the filing of amended filings under the Tender Offer rules, truthfully and accurately disclosing the arrangements between Precision and Timet regarding their intended transactions in Timet securities and the true reasons therefor.

105. Plaintiff and the Class face the prospect of immediate, severe and irreparable injury should Defendants be permitted to proceed with the transaction. Timet’s minority shareholders have been unlawfully misled concerning the tender offer. Material information has been omitted and minority security holders have been denied the opportunity to evaluate all of the material information that the Exchange Act entitles them to receive. If the requested relief is not granted prior to the completion of the tender offer (currently expected to be within thirty days), Defendants may succeed in seizing control of the Company without having made the necessary disclosures under the federal securities laws.

WHEREFORE, Plaintiff prays for judgment and relief against defendants and each of them as follows:

1. Certifying this action as a class action and certifying the Plaintiff as Class representative;

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2. Declaring that the Defendants herein, and each of them, have violated Section 14(e) of the Exchange Act and Rule 14d-9 promulgated thereunder;

3. Finding the Individual Defendants liable for breaching their fiduciary duties to the Class;

4. Finding the Timet and Precision Defendants liable to the Class for Aiding and Abetting the Breaches of the Individual Defendants’ Fiduciary Duties;

5. Preliminarily and permanently enjoining Defendants and their counsel, agents, servants, employees and all persons acting under, in concert with, or for them, from proceeding with the tender offer and consummating or closing the merger until such time, as any, that the Individual Defendants have fully complied with their fiduciary duties and adequately undertaken all appropriate and available methods to maximize shareholder value;

6. Preliminarily and permanently enjoining the special provisions negotiated by the Individual Defendants in the merger for their sole benefit, including the payment of insurance premiums and all other similar benefits;

7. Directing the Individual Defendants to carry out their fiduciary duties to the Plaintiff and the other members of the Class by announcing their intention to:

a) undertake an appropriate evaluation of alternatives designed to maximize value for the Company’s shareholders;

b) adequately insure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations to the public stockholders or, if such conflicts exist, to insure that all of the conflicts would be resolved in the best interests of Timet’s public shareholders; and

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c) appoint a shareholder committee to review all bona fide offers;

8. Invalidating and setting aside the break-up fee;

9. In the event the Proposed Acquisition is consummated, rescinding it and setting it aside or awarding rescissory and/or compensatory damages to the Class;

10. Awarding Plaintiff and the Class punitive damages;

11. Awarding Plaintiff the costs and disbursements of this action and reasonable attorneys’ and experts’ fees; and

12. Awarding such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

O’KELLY ERNST & BIELLI, LLC

/s/ Ryan M. Ernst
Ryan M. Ernst (#4788)
901 N. Market Street, Suite 1000
Wilmington, DE 19801
(302) 778-4000
(302) 295-2873 (fax) rernst@oeblegal.com

Attorneys for Plaintiff

OF COUNSEL:

Joseph H. Weiss

Mark D. Smilow

WEISSLAW LLP

1500 Broadway, 16th Floor

New York, New York 10036

Phone: (212)682-3025

Fax: (212)682-3015